Exhibit (a)(10.1)



Positive Momentum Across TRW's Businesses Implies Favorable Performance
125
115
105
95
85
75
Indexed Price
U.S. Automotive Composite(1) +16%
U.S. Aerospace Composite(2) +8%
✓ TRW's stock closed at $45.04 on 15-Feb-2002, the last trading day prior to public announcement of David Cote's resignation
✓ If TRW's stock had tracked its peer composites since that date, the stock price today would be approximately $51/share(3)
15-Feb-2002
22-Feb-2002
01-Mar-2002
08-Mar-2002
15-Mar-2002
22-Mar-2002
29-Mar-2002
Daily from 15-Feb-2002 to 2-Apr-2002
Note: Composites exclude TRW and NOC.
(1) U.S. Automotive Composite includes ArvinMeritor, Borg-Warner, Dana, Delphi, Lear, Magna and Visteon.
(2) U.S. Aerospace Composite includes Boeing, General Dynamics, Harris, L-3, Lockheed Martin, and Raytheon.
(3) Based on a blended peer composite return of 13%, calculated by the respective EBITDA contribution of TRW's automotive and aerospace businesses.
8

Positive Momentum Across TRW's
Businesses Implies Favorable Performance

[LINE CHART]

	Indexed Price	
Date	U.S. Aerospace Composite(2) +8%	U.S. Automotive Composite(1) +16%
2/15/02	100	100
2/18/02	100	100
2/19/02	97	100
2/20/02	100	102
2/21/02	100	103
2/22/02	99	104
2/25/02	101	108
2/26/02	100	110
2/27/02	102	110
2/28/02	102	109
3/01/02	104	112
3/04/02	106	117
3/05/02	104	114
3/06/02	107	116
3/07/02	105	118
3/08/02	103	118
3/11/02	105	119
3/12/02	104	120
3/13/02	104	118
3/14/02	104	118
3/15/02	105	118
3/18/02	105	118
3/19/02	106	118
3/20/02	105	117
3/21/02	105	114
3/22/02	103	113
3/25/02	102	110
3/26/02	103	113
3/27/02	105	116

3/28/02	106	118
3/29/02	106	118
4/01/02	108	116
4/02/02	108	116

- TRW's stock closed at $45.04 on 15-Feb-2002, the last trading day prior to public announcement of David Cote's resignation

- If TRW's stock had tracked its peer composites since that date, the stock price today would be approximately $51/share(3)

Note: Composites exclude TRW and NOC.

(1) U.S. Automotive Composite includes ArvinMeritor, Borg-Warner, Dana, Delphi, Lear, Magna and Visteon.
(2) U.S. Aerospace Composite includes Boeing, General Dynamics, Harris, L-3, Lockheed Martin, and Raytheon.
(3) Based on a blended peer composite return of 13%, calculated by the respective EBITDA contribution of TRW's automotive and aerospace businesses.

8